SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 3, 2019

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Autonomous City of Buenos Aires, April 1st 2019

To

CNV / BYMA / MAE

Re. Relevant Event

Please be advised that on the date hereof the Board of Directors received a letter from the shareholders Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo informing the Board that, in connection with the next General and Special Shareholders’ Meeting of the Bank, at which the shareholders shall discuss, among other issues, the appointment of new members of the Board, they intend to nominate as regular directors, to hold office for three fiscal years, Messrs. Jorge Pablo Brito, Carlos Alberto Giovanelli, Nelson Damián Pozzoli and José Alfredo Sánchez; and as alternate directors Messrs. Santiago Horacio Seeber and Fabián Alejandro de Paul. In their letter, such shareholders further informed the Board that if at the time of holding the above mentioned shareholders' meeting, the Argentine Securities Exchange Commission (CNV, for is acronym in Spanish language) would have issued a negative resolution as to the independence of Mr. José Alfredo Sánchez, then they shall nominate Mr. Fabián Alejandro de Paul to replace him and hold office as regular director for three fiscal years. And, consequently, they shall nominate Mr. Alan Whamond to hold office as alternate director for three fiscal years in the place of Mr. Fabián Alejandro de Paul.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 3, 2019

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer